LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

VESTAL, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3), under the Securities Exchange Act of 1934.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

DECEMBER 31, 2024

CONTENTS

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26408

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securites Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LESKO SECURITIES, INC.**

TYPE OF RESISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PLAZA DRIVE, SUITE 1
(No. and Street)

VESTAL	NEW YORK	13850
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

GREGORY LESKO	(607) 724-2421	glesko@leskofinancial.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG & Partners CPAs, PLLC
(Name - if individual, state last, first, and middle name)

10 Winthrop Street	Rochester	NY	14607
(Address)	(City)	(State)	(Zip Code)

7/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5€(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,**GREGORY LESKO**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **LESKO SECURITIES, INC.**, as of **DECEMBER 31, 2024**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may me, has any proprietary interest in any account classified solely as that of a customer.

Melanie Moffitt
Notary Public, State of New York
Reg. No. 01MO6409619
Qualified in Allegany County
Commission Expires
10/5/2028

Melanie Moffitt

Notary Public

Signature:

Title:

Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated staement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to 240.15c3-3.
- ☐ (m) Information relating to the possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c9-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report descibing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Lesko Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lesko Securities, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lesko Securities, Inc.'s management. Our responsibility is to express an opinion on Lesko Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lesko Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG+Partners CPAs PLLC

We have served as Lesko Securities, Inc.'s auditor since 2016.

Rochester, NY

February 24, 2025

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1RDG.com

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	172,729
Receivable from brokers or dealers		517
Mutual fund concessions receivable		241,075
Marketable securities (at market, cost $1,122,414)		1,238,044
Prepaid expenses		41,058
TOTAL CURRENT ASSETS		1,693,423
OTHER ASSETS		
Deposit with clearing broker		50,000
TOTAL ASSETS	$	1,743,423

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commission payable	$	118,712
Accrued expenses		20,500
Income taxes payable		245,775
Due to parent company		75,926
TOTAL CURRENT LIABILITIES		460,913
DEFERRED TAX LIABILITY		30,200
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding		10,200
Retained earnings		1,242,110
TOTAL STOCKHOLDER'S EQUITY		1,252,310
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,743,423

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and does not take possession of customer accounts or funds. The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

Method of Accounting

The Company utilizes the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables

The Company's receivables include amounts from customers and broker-dealers, as well as cash deposits with clearing organizations. These amounts are primarily short-term in nature. Aged receivables are reviewed for potential credit loss and written off when deemed uncollectible. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that any realization of losses on balances outstanding at year-end will be immaterial.

Marketable Securities

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values in the statement of financial condition.

Property and Equipment

Equipment is depreciated on the straight-line method over the estimated useful life of the related assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

As of January 1, 2018, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers"* and all subsequent ASUs that modified Accounting Standards Codification ("ASC") 606, *"Revenue from Contracts with Customers."* The Company elected to apply the standard utilizing the cumulative effect approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue.

Commission Income

Commission revenues resulting from the sale of securities and other investment products are recorded upon satisfaction of performance obligations. The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trail-based commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trail-based commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. The following table depicts the disaggregation of commission revenue by product during the year ending December 31, 2024:

Trail-based	
Mutual funds	$ 1,714,451
Sales-based	
Mutual funds	236,682
Variable annuities	728,079
Bonds	96
National Financial Services clearing	6,619
Total	$ 2,685,927

Management and Investment Advisory Fees

Management and investment advisory fees are recognized as earned over the period in which investment management services are provided. While our investment management contracts are long-term in nature, the performance obligations are generally satisfied daily or monthly based on assets under management. The Company utilizes a Charles Schwab platform to offer these services. Fees ranging from 0.50% to 1.25% are received quarterly.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principal Transactions

Principal transactions include realized and unrealized gains and losses from securities owned by the Company. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers.

Interest and Dividend Income

The Company earns interest and dividend income from cash equivalents and securities held. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers.

Credit Losses

On an ongoing basis, the Company contemplates forward-looking economic conditions in recording lifetime expected credit losses for the Company's financial assets measured at cost, such as the Company's accounts receivable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred tax liability results from unrealized gains on securities.

NOTE 2 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all indirect expenses incurred by Lesko Financial Services, Inc., after allowances for all direct expenses such as commissions due registered representatives. For the 2024 reporting period, the rate approximated 95% from January 1, 2024 through September 30, 2024 and 99% from October 1, 2024 through December 31, 2024. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,867,135 for the year ended December 31, 2024. As of December 31, 2024, the Company owed $75,926 to Lesko Financial Services, Inc. for rents and services.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,034,172, which was $1,003,444 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.45 to 1.

NOTE 4 – TAXES ON INCOME

Deferred tax liabilities result from unrealized gains on securities

Generally accepted accounting principles contain a two-step approach to recognizing and measuring uncertain tax positions. The Company considers many factors when evaluating and estimating its tax positions, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on guidance set forth in professional standards, the Company has not recorded any liabilities for uncertain tax positions.

NOTE 5 - INVESTMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) ASC Topic 820, *Fair Value Measurements and Disclosures*, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There were no investments valued using Level 2 or 3 inputs.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024
(See Report of Independent Registered Public Accounting Firm)

NOTE 5 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the value of the Company's marketable securities as of December 31, 2024:

	Cost	Fair Value	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)
Marketable securities			
Money market funds	$ 882,433	$ 882,433	$ 882,433
Equities	239,981	355,571	355,571
Total	$ 1,122,414	$ 1,238,044	$ 1,238,044

The fair value standards require disclosure of significant transfers in and out of the three levels of hierarchy, including the reasons for the transfers. There were no transfers between levels during 2024.

The Company's other financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 6 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid

Cash paid for income taxes	$ 5,514

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available for issue.

NOTE 8 – OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Vestal, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

NOTE 9 – SEGMENTAL REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory, principal transactions, and agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue and significant expenses are the same as those reported in the Statement of Income.